Fitness Fanatics Limited

Flat 15, Block F, UG/F., Wah Lok Industrial Centre

31-35 Shan Mei Street, Fo Tan, New Territories, Hong Kong

Tel: (852) 3100 0001

July 28, 2026

VIA EDGAR·

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fitness Fanatics Limited
Request for Withdrawal of Post-Effective Amendment No. 1 and Post-Effective Amendment No. 2 to Registration Statement on Form F-1
File No. 333-289484

Ladies and Gentlemen:

On August 11, 2025, Fitness Fanatics Limited (the “Company”), initially filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form F-1, File No. 333-289484, including all exhibits and amendments thereto, which was declared effective by the Commission on September 30, 2025 (the “Registration Statement”).

The Company filed Post-Effective Amendment No. 1 to the Registration Statement on October 24, 2025 (“Post-Effective Amendment No. 1”), which was declared effective by the Commission on November 21, 2025. The Company subsequently filed Post-Effective Amendment No. 2 to the Registration Statement on February 12, 2026 (“Post-Effective Amendment No. 2” and, together with Post-Effective Amendment No. 1, the “Post-Effective Amendments”). As of the date hereof, Post-Effective Amendment No. 2 has not been declared effective by the Commission.

The Company hereby respectfully requests that the Commission consent to the withdrawal of the Post-Effective Amendments, effective as of the date hereof or at the earliest practicable date hereafter.

The Company is requesting withdrawal of the Post-Effective Amendments because it intends to refile the relevant amendments to the Registration Statement on Form F-1 as Form F-1/A. The Company confirms that no securities have been sold pursuant to the Post-Effective Amendments.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Post-Effective Amendments. To the extent applicable, the Company requests that any fees paid to the Commission in connection with the Post-Effective Amendments be credited for future use in accordance with Rule 457(p) under the Securities Act of 1933, as amended.

Should you have any questions regarding this request for withdrawal, please contact Kyle Leung, Esq. of KLJ Law Group, P.C. by telephone at +1 929-989-7572 or via email at kyle.leung@kljlawgroup.com.

Very truly yours,

Fitness Fanatics Limited

By:	/s/ Ho Hin Shun
Name:	Ho Hin Shun
Title:	Chief Executive Officer
Date:	July 28, 2026